

March 13, 2014

Via E-Mail
Mr. Deepak Chopra
Chief Executive Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA   90250

> **Re:** **OSI Systems, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 16, 2013**
> **File No. 0-23125**

Dear Mr. Chopra:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended June 30, 2013

Note 8 – Income Taxes, page F-21

1.   We note that as of June 30, 2013, you hold a cumulative total of approximately $314 million of undistributed earnings in non-U.S. subsidiaries that you state are intended to be indefinitely reinvested outside the U.S. We note from Note 8 on page F-21 that your foreign earnings are increasing whereas your U.S. operations generated a loss before income taxes in fiscal year 2013. Please revise future filings to discuss the impact of this trend on your liquidity. Discuss the portion of your cash that is available for use in the United States without having to repatriate earnings. Also discuss how you plan to satisfy your obligations in the United States, including the outstanding lines of credit, without having to repatriate funds.

2.   Further to the above, we note your disclosure on page F-23 that it is not practical to determine the amount of income or withholding tax that would be payable upon the remittance of these foreign earnings. Please tell us why it is not practical to determine the amount of tax that would be payable. Describe the complexities involved that make determination of the amount difficult. Alternatively, revise future filings to quantify the effect that repatriation of foreign earnings would have.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief